USA Technologies, Inc.
100 Deerfield Lane, Suite 140
Malvern, Pennsylvania 19355

May 18, 2010

Katherine Wray, Esquire
Attorney-Advisor
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:	USA Technologies, Inc. (the “Company”)
Registration Statement on Form S-1
Filed May 12, 2010
File No. 333-165516

Dear Ms. Wray:

We respectfully request that the Commission, acting pursuant to Section 8(a) of the Securities Act of 1933, and Rule 461, enter an appropriate order making the above-captioned registration statement (the “Registration Statement”) effective on Wednesday, May 19, 2010 at 4:00 p.m. E.T., or as soon thereafter as practicable.

We hereby confirm that we are aware of our statutory responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934, as they relate to the Registration Statement.

We hereby acknowledge that should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, we do not foreclose the Commission from taking any action with respect to the Registration Statement. We further acknowledge that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement. We further acknowledge that the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ George R. Jensen, Jr.
GEORGE R. JENSEN, JR.,
Chairman and Chief Executive Officer